UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  August 2004

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               54 Lombard Street
                                London EC3P 3AH
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


--------------------------------------------------------------------------------


This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


Exhibit No.
----------

    1.  Base Rate Change dated 05 August 2004
    2.  Transaction in Own Shares dated 05 August 2004
    3.  Doc re Interim Report dated 06 August 2004
    4.  Director Shareholding dated 06 August 2004
    5.  Transaction in Own Shares dated 09 August 2004
    6.  Director Shareholding dated 10 August 2004
    7.  Transaction in Own Shares dated 11 August 2004
    8.  Directorate Change dated 12 August 2004
    9.  Transaction in Own Shares dated 12 August 2004
   10.  Property Index Certificates dated 13 August 2004
   11.  Transaction in Own Shares dated 13 August 2004
   12.  Re Joint Venture dated 16 August 2004
   13.  Director Shareholding dated 16 August 2004
   14.  Transaction in Own Shares dated 16 August 2004
   15.  Transaction in Own Shares dated 17 August 2004
   16.  Acquisition dated 18 August 2004
   17.  Transaction in Own Shares dated 18 August 2004
   18.  Transaction in Own Shares dated 19 August 2004
   19.  Transaction in Own Shares dated 20 August 2004
   20.  Director Shareholding dated 23 August 2004
   21.  Transaction in Own Shares dated 23 August 2004
   22.  Transaction in Own Shares dated 24 August 2004
   23.  Transaction in Own Shares dated 25 August 2004
   24.  Transaction in Own Shares dated 26 August 2004
   25.  Transaction in Own Shares dated 27 August 2004
   26.  Transaction in Own Shares dated 31 August 2004


--------------------------------------------------------------------------------


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: September 2, 2004                            By:   /s/ Toby Vero
                                                         ----------------------
                                                         Toby Vero
                                                         Assistant Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: September 2, 2004                           By:   /s/ Toby Vero
                                                         ----------------------
                                                         Toby Vero
                                                         Assistant Secretary

Exhibit No.1

                                                                   5 August 2004


BARCLAYS BANK INCREASING BASE RATE

Barclays Bank is increasing its base rate by 0.25 per cent to 4.75 per cent with effect from today, 5 August 2004.

Exhibit No.2

Barclays PLC



Share Repurchase



Barclays PLC announces that on 5 August 2004 it purchased for cancellation 4,150,000 of its Ordinary Shares at a price of 480.3399pence per share.

Exhibit No.3

                                                                   6 August 2004

                                  Barclays PLC

     Document available for inspection at the Document Disclosure Facility

Barclays PLC announces that the Barclays PLC Interim Report 2004 that was advertised in the Daily Telegraph and the Daily Mail on 6 August 2004 has today been submitted to the United Kingdom Listing Authority for publication through the Document Disclosure Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Tel. No: 020 7066 1000

Exhibit No.4

                                                                   6 August 2004


         Notification of directors' interests: Companies Act 1985 s.329

On 5 August 2004 the following ordinary shares in Barclays PLC were purchased on behalf of the following non-executive directors of Barclays PLC at a price of 480.25p per share. As disclosed in the Barclays Annual Report, these purchases arise from the policy of using part of each director's fee to purchase shares in Barclays PLC on the directors behalf which, together with reinvested dividends, are retained for the director until they leave the Board.


DIRECTOR                       BARCLAYS PLC   TOTAL           TOTAL
                               SHARES         BENEFICIAL      NON-BENEFICIAL
                               PURCHASED      INTEREST        INTEREST
                                              FOLLOWING THIS  FOLLOWING THIS
                                              NOTIFICATION    NOTIFICATION

David Arculus                  1,522          17,428          -
Sir Richard Broadbent          1,096          3,949           -
Dame Hilary Cropper            1,584          6,431           -
Professor Dame Sandra Dawson   1,148          5,460           -
Sir Brian Jenkins              1,358          4,363           105,200
Sir Nigel Rudd                 1,460          14,367          -
Stephen Russell                1,575          13,738          -
Dr Jurgen Zech                 1,412          7,964           -

Exhibit No.5

Barclays PLC


Share Repurchase


Barclays PLC announces that on 9 August 2004 it purchased for cancellation 450,000 of its Ordinary Shares at a price of 498.5437pence per share.

Exhibit No.6

                                                                  10 August 2004

         Notification of directors' interests: Companies Act 1985 s.329

1.  The independent trustee of the Barclays Group (ESAS) Employees'
    Benefit Trust (the "ESAS Trust") notified the Company on 9 August 2004 that it had on 6 August 2004 exercised its discretion and released a total of 49,792 ordinary shares in Barclays PLC to participants in the Executive Share Award Scheme ("ESAS"). None of the shares released were in respect of an award made to a director of Barclays PLC.

2. The trustee of the Barclays Group Share Incentive Plan ("the SIP") informed the Company on 9 August 2004 it had purchased, and now held as bare trustee under the SIP, the following ordinary shares in the capital of Barclays PLC for the following directors at a price of 498.75p per share:

    Director         Number of Shares
    Mr C J Lendrum   25
    Mr J S Varley    25
    Mr D L Roberts   25
    Mr G A Hoffman   25

    Mr G A Hoffman notified the Company on 10 August 2004 that on 10 August 2004 he had exercised 40,000 options granted on 5 September 1997 at a price of 347p under the Barclays PLC Renewed 1986 Executive Share Option Scheme and on 10 August 2004 he sold 5,332 of these shares at a price of 519.13p.

    The revised total shareholding for each director following these transactions, is as follows:

    Director         Beneficial Holding     Non Beneficial
                                            Holding
    Mr C J Lendrum   231,567                -
    Mr J S Varley    329,695                -
    Mr D L Roberts   62,290                 -
    Mr G A Hoffman   167,768                -

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 110,035,211 ordinary shares in Barclays PLC. Sir Peter Middleton, Chairman, and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No.7

Barclays PLC

Share Repurchase

Barclays PLC announces that on 11 August 2004 it purchased for cancellation 2,250,000 of its Ordinary Shares at a price of 509.8504 pence per share.

Exhibit No.8

                                                                 August 12, 2004


BARCLAYS APPOINTS LEIGH CLIFFORD AS A NON-EXECUTIVE DIRECTOR

Barclays PLC and Barclays Bank PLC today announce that Leigh Clifford (age 56) has been appointed to the Boards of Barclays PLC and Barclays Bank PLC as a non-executive director, with effect from 1 October 2004. Mr Clifford is Chief Executive of Rio Tinto and has spent his entire career with the Rio Tinto Group.

Sir Peter Middleton, Barclays Chairman, said "I am delighted that Leigh Clifford is joining the Board. Leigh is highly regarded as the head of one of the world's leading mining companies. As such, he will bring a wealth of global operational management and broad business experience, complementing the existing skills and experience of the Board".

For further information, please contact:

Chris Tucker
Public Relations Director
Barclays Communications
Barclays PLC
Tel: 020 7699 3161

Exhibit No.9

Barclays PLC

Share Repurchase

Barclays PLC announces that on 12 August 2004 it purchased for cancellation 1,000,000 of its Ordinary Shares at a price of 514.9509 pence per share.

Exhibit No.10

                      BARCLAYS PROPERTY INDEX CERTIFICATES

                                     "PICs"

   Notification of Monthly Proxy Index and Monthly Proxy Capital Growth Index


                                                                  IPD Annual Capital           IPD Annual
                                                                    Growth Index 1               Index 1
Dec 2002 (as certified by IPD March 2003)                             200.90647                853.53947
Dec 2003 (as certified by IPD February 2004)                          208.76776                946.69827



                                                                Monthly Proxy Capital        Monthly Proxy
                                                                    Growth Index 2               Index 2

June 2004 (as certified by IPD July 2004)                               218.9                    1023.9
July 2004 (as certified by IPD August 2004)                             220.7                    1037.5



                                                                    Capital Growth            Total Return

In month of July 2004                                                    0.8%                     1.3%
In 2004 to end July                                                      5.7%                     9.6%



Source: Investment Property Databank Limited ("IPD")



Notes

1. The index referred to as the IPD "Annual Index" is the Investment Property Databank All Property (Standing Investments excluding Active Management) Annual Total Return Index. The IPD Annual Capital Growth Index is a component of the Annual Index and both are calculated by IPD from information held in its annual database which at 31st December 2003 contained information relating to individual properties having an aggregate value of approximately GBP105.1bn.



2. IPD compiles monthly indices as proxies for the Annual Index (the "Monthly Proxy Index") and for the Annual Capital Growth Index (the "Monthly Proxy Capital Growth Index") for the preceding month. The Monthly Proxy Index and the Monthly Proxy Capital Growth Index are estimated by reference to information contained in the monthly database, which at the end of December 2003 contained information relating to individual properties having an aggregate value of approximately GBP17.4bn. As these indices are intended to be proxies for the Annual Index and the Annual Capital Growth Index, the constituent information is re-weighted by sector, property type and region to reflect the portfolio of properties used in the calculation of the Annual Index and the Annual Capital Growth Index.









Investment Property Databank Limited ("IPD") will not be liable to any holder of Barclays Property Index Certificates for any loss or damage as a result of any error in any of the above mentioned indices. This information has been prepared by IPD. Whilst it is deemed to be reliable, Barclays Bank PLC does not represent that such information is accurate or complete and it should not be relied upon as such. The prices of investments which trade in limited markets may go up or down.


Charles House, 5-11 Regent Street
London SW1Y 4LR
Telephone : 020- 7747 1700.
Fax : 020-7839 7460.
Contact : Simon Redman or
Andrew Thomson
August 13th 2004

Exhibit No.11

Barclays PLC

Share Repurchase



Barclays PLC announces that on 13 August 2004 it purchased for cancellation 1,000,000 of its Ordinary Shares at a price of 513.1711 pence per share.

Exhibit No.12

                                                                  16 August 2004

Barclays Bank PLC acquires 50% stake in Intelenet Global Services Limited

Barclays Bank PLC has today announced the purchase of a 50% stake in established business processing outsource (BPO) supplier, Intelenet Global Services Limited, from Housing Development Finance Corporation (HDFC) for a consideration of GBP19m (1.64bn Indian Rupees) including transaction costs. The transaction, which is subject to regulatory approval, will establish a 50:50 joint venture between HDFC and Barclays, Intelenet, based in Mumbai, India. Completion is expected by end October 2004.

Exhibit No.13

                                                                  16 August 2004

         Notification of directors' interests: Companies Act 1985 s.329

1. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 16 August 2004 that it had between 10 and 12 August 2004 exercised its discretion and released a total of 60,658 ordinary shares in Barclays PLC to participants in the Executive Share Award Scheme ("ESAS"). The participants to whom the shares were released are not directors of Barclays PLC.

2. Mr C J Lendrum, a director of Barclays PLC, notified the Company on 13 August 2004 that on 13 August 2004 he had exercised 216,000 options granted on 18 May 2000 at a price of 390p under the Barclays PLC Incentive Share Option Plan and on 13 August 2004 he sold 208,328 of these shares at a price of 514.5p.

    Following this transaction, Mr Lendrum holds a beneficial interest in 239,239 ordinary shares in the capital of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 109,974,553 ordinary shares in Barclays PLC. Sir Peter Middleton, Chairman, and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No.14

Barclays PLC

Share Repurchase

Barclays PLC announces that on 16 August 2004 it purchased for cancellation 500,000 of its Ordinary Shares at a price of 514.3697 pence per share.

Exhibit No.15

Barclays PLC

Share Repurchase

Barclays PLC announces that on 17 August 2004 it purchased for cancellation 1,000,000 of its Ordinary Shares at a price of 522.1712 pence per share.

Exhibit No.16

                                                               August 18th, 2004

       BARCLAYS PLC ANNOUNCES ACQUISITION OF JUNIPER FINANCIAL CORPORATION

Barclays PLC ("Barclays") today (August 18, 2004) announced that Barclays Bank PLC has agreed to acquire the credit card issuer, Juniper Financial Corporation ("Juniper"), from CIBC for a total cash consideration of US$293 million which represents a premium to receivables of 15.2%*. Barclays will finance the transaction out of existing cash resources. This transaction would result in one of Europe's leading card and consumer finance businesses, Barclaycard, entering the US credit card market through the acquisition of one of North America's fastest growing issuers.

The acquisition, which is expected to complete later this year, is conditional upon clearance from the appropriate US regulatory authorities.

Acquiring Juniper underlines Barclays strategy to grow its global product businesses. This includes the objective that, within ten years, the international credit card business of Barclaycard should be as meaningful a contributor to the Group as Barclaycard UK.

Founded in 2000, Juniper is a leading full-service credit card issuer headquartered in Wilmington, Delaware. It has grown rapidly to US$1.4 billion in receivables and 700,000 accounts in around four years.

Juniper has an experienced management team and a distinctive business strategy providing co-branded credit cards and credit card services to leading US companies, financial institutions and not-for-profit organisations. It has partnerships with leading US organisations such as AirTran Airways, Best Western, Caesars Entertainment, Frontier Airlines, Gulf Petroleum, Midwest Airlines and Sinclair Oil. Juniper has a scaleable operating platform that Barclays believes will support future growth and a portfolio that is predominantly prime and super-prime in credit quality terms.

Barclays plans to invest to expand the existing business and expects Juniper to be making a significant contribution to Barclaycard's operating profit within three years.

Commenting on the acquisition, Barclaycard Chief Executive, Gary Hoffman, said:
"Over the last four years Juniper has been one of the fastest growing credit card issuers in North America. We believe this acquisition will provide us with low risk entry to the largest credit card market in the world, a scaleable platform built for growth and one of the strongest management teams in the business with a track record in growing US credit card businesses."

He continued: "Barclays will bring Juniper its strong balance sheet, low cost of funding and international presence. We will also bring the capabilities and corporate relationships from other parts of the Barclays Group to support Juniper's future growth plans. With this merger of strategy, skill and resources, we see this as an attractive platform for growth in North America."

Mr Hoffman will become Chairman of Juniper and Juniper will become part of the Barclaycard International business.

Richard Vague, Chief Executive, Juniper Financial Corp. said: "The biggest winners will be our client partners. We will be able to offer them more services in more places around the world. As a result of this transaction, we have an even greater opportunity to help our partners exceed their business goals through world class card programmes. We will be able to extend our co-branding efforts further and faster."

James W. Stewart, President, Juniper Financial Corp., said: "This is a great move for Juniper, its customers, its partners, employees and the communities where we live and work. Our management team is thrilled by the prospect of helping Barclays accelerate its global aspirations. Barclays is committed to growing the business which will provide fantastic opportunities for our employees as they join one of the top banks in the world."

Barclaycard is a leading card and loans business in Europe. It has 10.8 million UK card customers with average outstanding balances of GBP9.3bn as at 30 June 2004. Barclaycard also provides consumer loans with average outstanding balances of GBP9.2bn and card transaction services to 89,000 merchants and company cards to 140,000 corporate customers. Barclaycard International has 1.8 million cards in circulation with average extended credit balances of GBP0.8bn.

Earlier this month Barclays announced record half-year profits. Profit before tax was GBP2.4bn, up 23 per cent on the previous half-year. Barclaycard's profit before tax increased by 11 per cent to GBP428 million. Barclaycard International continued to make good progress with income up 23 per cent to GBP73 million.

Barclays already has two businesses with significant operations in the US:
Barclays Capital, the Group's investment banking business, which has its US headquarters in New York City, and Barclays Global Investors (BGI), which has its global headquarters in San Francisco. Together, Barclays Capital and BGI contributed some 30 per cent of Barclays total profit before tax for the first six months of 2004.
                                     (ENDS)


* Based on Juniper's June 30th unaudited balance sheet.


Barclays PLC

Barclays is an international financial services group engaged primarily in banking, investment banking and investment management. Barclays has been involved in banking for over 300 years and operates in over 60 countries, with 76,200 employees and over 2,900 branches worldwide. Barclays has five major business groupings. UK Banking is its core retail and business banking franchise in the UK. Barclays has around 14 million UK personal customers and 740,000 business customers. Private Clients and International are comprised of Barclays wealth management business and personal and commercial banking activities outside the UK. Barclaycard is the largest credit card brand in Europe and operates in Germany, France, Italy, Greece, Spain, Portugal, Republic of Ireland and across Africa. Barclays Capital is the Group's investment bank focused on financing and risk management focused and BGI is Barclays global leader in the institutional investment management market. For more information about Barclays PLC, please visit www.barclays.com



Juniper

Juniper is a leading U.S. credit card issuer with $1.4 billion in receivables and approximately 700,000 accounts. It is based in Wilmington, Delaware and has approximately 400 employees. Founded in 2000, Juniper is recognised as one of North America's fastest growing credit card issuers. Juniper issues cards for some of the most successful organisations in the US including AirTran Airways, Best Western, Caesars Entertainment, Frontier Airlines, Midwest Airlines, National Park Foundation, Orbitz, Sinclair Oil and Gulf Petroleum among others. For more information about Juniper and its products and services visit www.Juniper.com


CIBC

CIBC is a leading North American financial institution with more than nine million personal banking and business customers. CIBC offers a full range of products and services through its comprehensive electronic banking network and at branches and offices across Canada, the United States and around the world. For more information about CIBC visit the CIBC Press Centre at www.cibc.com

For further information, please contact:

At Barclays:
Pam Horrell
Group Public Relations, Barclays
Tel: ++ 44 (207) 699 2659

Chris Tucker
Group Public Relations, Barclays
Tel: ++ 44 (207) 699 3161

At Juniper:
Steve Kerns
SparkPR
Tel: ++ 1 (415) 321 1891

At CIBC:
Rob McLeod
Tel: ++ 1 (416) 980-3714


This document contains certain forward-looking statements within the meaning of
Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance in particular, with respect to Barclaycard and its expansion strategy. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe", or other words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the integration of Juniper Financial Corporation into the Barclaycard business and the future performance of the Juniper and Barclaycard business, the policies and actions of governmental and regulatory authorities, changes in legislation and the impact of competition, a number of which are beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made. The Group does not undertake to update forward-looking statements to reflect any changes in the Group expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that the Group has made or may make in documents it has filed or may file with the SEC including its most recent Annual Report on Form 20-F.

Exhibit No.17


Barclays PLC


Share Repurchase


Barclays PLC announces that on 18 August 2004 it purchased for cancellation 650,000 of its Ordinary Shares at a price of 515.2699 pence per share.

Exhibit No.18

Barclays PLC

Share Repurchase

Barclays PLC announces that on 19 August 2004 it purchased for cancellation 475,000 of its Ordinary Shares at a price of 509.2299 pence per share.

Exhibit No.19

Barclays PLC

Share Repurchase

Barclays PLC announces that on 20 August 2004 it purchased for cancellation 475,000 of its Ordinary Shares at a price of 505.7191 pence per share.

Exhibit No.20

                                                                  23 August 2004

         Notification of directors' interests: Companies Act 1985 s.329

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 23 August 2004 that it had between 18 and 19 August 2004 exercised its discretion and released a total of 14,109 ordinary shares in Barclays PLC to participants in the Executive Share Award Scheme ("ESAS"). The participants to whom the shares were released are not directors of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 109,960,444 ordinary shares in Barclays PLC. Sir Peter Middleton, Chairman, and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No.21

Barclays PLC

Share Repurchase

Barclays PLC announces that on 23 August 2004 it purchased for cancellation 490,000 of its Ordinary Shares at a price of 508.8866 pence per share.

Exhibit No.22

Barclays PLC

Share Repurchase


Barclays PLC announces that on 24 August 2004 it purchased for cancellation 475,000 of its Ordinary Shares at a price of 513.9208 pence per share.

Exhibit No.23

Barclays PLC



Share Repurchase



Barclays PLC announces that on 25 August 2004 it purchased for cancellation 285,000 of its Ordinary Shares at a price of 519.2489 pence per share.

Exhibit No.24

Barclays PLC

Share Repurchase

Barclays PLC announces that on 26 August 2004 it purchased for cancellation 385,000 of its Ordinary Shares at a price of 521.5775 pence per share.

Exhibit No.25

Barclays PLC

Share Repurchase

Barclays PLC announces that on 27 August 2004 it purchased for cancellation 300,000 of its Ordinary Shares at a price of 516.8574 pence per share.

Exhibit No.26

Barclays PLC

Share Repurchase


Barclays PLC announces that on 31 August 2004 it purchased for cancellation 285,000 of its Ordinary Shares at a price of 516.0259 pence per share.